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Valour Inc., a Subsidiary of DeFi Technologies, Launches World's First Uniswap Exchange Traded Product

New ETP, Valour Uniswap, will enable institutions and individuals to invest in Uniswap (UNI) as easily as buying shares from their bank or broker
Uniswap is the world's largest decentralized exchange, with US$16.2bn USD in market cap and US$5.1bn USD Total Value Locked (TVL) in the protocol1
Valour currently has over US$290m in Assets Under Management (AUM) from its existing products Trading in Valour Uniswap to begin on Frankfurt stock exchange later this week

TORONTO, Oct. 26, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, today announces that its subsidiary Valour Inc. ("Valour"), an issuer of digital asset exchange traded products ("ETPs"), will launch Valour Uniswap (VALOUR UNISWAP - CH1114178846) on the Börse Frankfurt Zertifikate AG ("Frankfurt"). The Valour Uniswap ETP enables investors to gain exposure to UNI, the native token of the world's largest decentralised exchange, Uniswap, simply and securely, via their bank or broker.

Uniswap, the world's most popular decentralized exchange ("DEX"), is experiencing unprecedented growth, with $4.8bn in total liquidity currently in the platform2. An open source protocol built on the Ethereum blockchain, it is a liquidity provider for the trading of tokens on the Ethereum network, known as ERC-20 tokens. This past weekend, Uniswap Labs shared that the Uniswap protocol passed $500bn USD in total trading volume since its launch in November 2018.

"This is the first ever Uniswap ETP being offered to the investing public on traditional equity exchanges," said Russell Starr, Executive Chairman & CEO of DeFi Technologies. "With a market capitalization of over US $16 billion, Uniswap is one of the largest and most traded defi protocols. We anticipate positive investor interest in our Uniswap ETP, which should also compound Valour's AUM growth and create value for our shareholders."

Valour CEO Diana Biggs said: "The future of financial services is being built on open, interoperable protocols, and Uniswap is a fantastic example of that. At Valour, our mission is to provide investors with the opportunity to gain exposure to these areas of innovation, in particular to decentralised finance (DeFi). Our Uniswap ETP, a world's first, will do just that. We are encouraged by the continued growth of DeFi and are working hard to bring more products such as Valour Uniswap to market, making this important ecosystem of innovation available via mainstream investment  channels."

As of 25 October 2021, Valour has surpassed US$290 million in AUM from the trading of its products on the Nordic Growth Market ("NGM") and Frankfurt. This achievement marks an exceptional first ten months of 2021, which has seen AUM grow more than 3033% since the start of the year.

By gaining exposure to digital assets via Valour, investors benefit from the standardisation, risk reduction and operational efficiency of a centrally-cleared product listed on a regulated stock exchange. For each product that is bought and sold on the NGM or Frankfurt, Valour purchases or sells the equivalent amount of the underlying asset, meaning that Valour ETPs are fully backed at all times.

1 Figures sourced as taken fromcoinmarketcap.com 25 October 2021
2 Total liquidity in USDas taken fromhttps://uniswap.org/about/ 25 October 2021.

About  Valour Uniswap
Valour Uniswap is the world's first fully-hedged, passive investment product with Uniswap's native token, UNI, as its underlying asset. The Valour Uniswap ETP, available in EUR (VALOUR UNISWAP, ISIN code CH1114178846), will be traded on the Börse Frankfurt Zertifikate AG. Available for purchase via banks or brokers in the same way as any other security, Valour Uniswap removes the mystery, complexity and costs of UNI investment and custody that have thus far impeded mainstream adoption of digital assets and decentralised finance.
About  DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/
About Valour
Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit   www.valour.com.
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, the anticipated listing of Valour Uniswap; the development and listing of Valour's ETPs; investor interest in Valour's ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; expansion of DeFi Technologies and Valour into other geographic areas; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the acceptance of Valour ETPs by exchanges, including the NGM and Frankfurt, investor demand for DeFi Technologies' and Valour's products; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT  RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS  RELEASE

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For further information: please contact: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com;  Public Relations,  Marie Knowles,  MFK Publicity, marie@mfkpublicity.co
CO: DeFi Technologies, Inc. CNW 02:00e 26-OCT-21